UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-40008

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Sunrise New Energy Co., Ltd.

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Room 703, West Zone, R&D Building
Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road
Zhangdian District, Zibo City, Shandong Province
People’s Republic of China
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

In connection with the Annual General Meeting of Shareholders (the “Meeting”) of Sunrise New Energy Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the notice and proxy statement of the Meeting and the form of proxy card as Exhibits 99.1 and 99.2, respectively.

Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Meeting, dated January 13, 2025, to be mailed to shareholders of the Company in connection with the Meeting
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 13, 2025

Sunrise New Energy Co., Ltd.
By:	/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chief Executive Officer